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                                                                                                        EXHIBIT 12
                                                   INDIANA MICHIGAN POWER COMPANY
                                   Computation of Consolidated Ratio of Earnings to Fixed Charges
                                                  (in thousands except ratio data)
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                                                                              Year Ended December 31,
                                                                1990       1991       1992       1993       1994
            Fixed Charges:
              Interest on First Mortgage Bonds. . . . . . . . $ 55,259   $ 52,933   $ 56,965   $ 53,771   $ 43,564
              Interest on Other Long-term Debt. . . . . . . .   33,170     30,202     26,330     23,504     24,725
              Interest on Short-term Debt . . . . . . . . . .    1,282      2,564      1,614      1,085      1,883
              Miscellaneous Interest Charges. . . . . . . . .    2,458      2,118      2,633      2,832      3,313
              Estimated Interest Element in Lease Rentals . .   81,000     84,400     84,800     84,300     85,000
                   Total Fixed Charges. . . . . . . . . . . . $173,169   $172,217   $172,342   $165,492   $158,485

            Earnings:
              Net Income. . . . . . . . . . . . . . . . . . . $118,391   $136,932   $123,948   $129,313   $157,471
              Plus Federal Income Taxes . . . . . . . . . . .   43,855     45,985     30,915     41,552     35,029
              Plus State Income Taxes . . . . . . . . . . . .    6,607      5,541      2,281      8,226      6,797
              Plus Fixed Charges (as above) . . . . . . . . .  173,169    172,217    172,342    165,492    158,485
                   Total Earnings . . . . . . . . . . . . . . $342,022   $360,675   $329,486   $344,583   $357,782

            Ratio of Earnings to Fixed Charges. . . . . . . .     1.97       2.09       1.91       2.08       2.25
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